Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

June 8, 2012

BY EDGAR

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Costco Wholesale Corp.—Form 10-K for the Fiscal Year Ended August 28, 2011, filed October 14, 2011. Response dated May 18, 2012—File No. 0-20355

Dear Mr. Mew:

In response to your letter of May 25, 2012 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraph in your letter.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1.	We read your response to comment 1. We note you tracked merchandise inventory and the related cost of sales primarily using the first-in, first-out (FIFO) method, and that you account for your US merchandise inventory on a last-in, first-out (LIFO) basis for financial reporting purposes by recording LIFO adjustments in an inflationary cost environment. In this regard, advise us how you compute the LIFO adjustments in light of the different LIFO pools you have to maintain for LIFO inventory basis, but not for FIFO inventory basis. Provide us an example in your response to show how this process works. Further, please explain to us in detail how FIFO costs are representative of market, especially in a deflationary environment where LIFO inventory cost would be higher than the FIFO inventory cost. In this regard, please clarify for us why you believe FIFO approximates market in a deflationary environment in the lower of cost or market test in your situation. Please note that market, as defined in ASC 330-10-20, means current replacement cost provided it shall not exceed net realizable value and it shall not be less than net realizable value reduced by allowance for an approximately normal profit margin. Please explain.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

June 8, 2012

Response:

Advise us how you compute the LIFO adjustments in light of the different LIFO pools you have to maintain for LIFO inventory basis, but not for FIFO inventory basis.

We apply the “dollar value” method to valuing LIFO inventories. Under the dollar value method, inventory items are grouped by “pools” and are priced in terms of each pool’s aggregate base year cost. The result is compared with each pool’s aggregate base year cost as of the end of the prior year to determine whether the inventory level of each LIFO pool has increased or whether a portion (layer) of the inventory has been liquidated. We use the link chain computational technique in which the base year cost of ending inventory is determined by applying a cumulative index to the dollar value of the ending inventory. The cumulative index is the relationship of the latest current year prices to those of the prior year based on double extension at the item level (“annual inflator/deflator percentage”) multiplied by the prior year’s cumulative index, causing each year’s index to be characterized as a link in a chain of indexes back to the base year. The number of pools and use of the dollar value approach using the link chain computation technique have not changed since we first adopted LIFO for financial reporting purposes in 1989.

Provide us an example in your response to show how this process works.

The following example demonstrates how this process works. The numbers presented are for illustrative purposes only.

The annual inflator/deflator percentage is derived by comparing the latest cost of each item in ending inventory to the cost of the same item at the end of the previous fiscal year; or, if a new item has been added, the cost when the first purchase occurred. The cost of all items in each pool is multiplied by the quantity in ending inventory and then totaled and used to compute the current-year inflator/deflator percentage. Please note that each item’s cost is used for purposes of this calculation, which may differ from our FIFO cost calculation using the Retail Inventory Method (RIM), the method primarily used to value our merchandise inventory.

The following example demonstrates how the annual inflator/deflator is calculated.

POOL 1
Total Cost of Items:
Current year ending inventory valued at prior year cost	$317,850,467
Current year ending inventory valued at current year cost	340,100,000

Percent Change	7.00%
Annual Inflator Pool 1	107.000%

This annual inflator/deflator is then multiplied by the prior-year cumulative LIFO index (“link chain”) to develop a current-year cumulative index.

POOL 1	Annual Inflatdor/ Deflator	Cumulative Inflator
2007		118.000%
2008	106.000%	125.080%
2009	98.000%	125.578%
2010	102.000%	125.030%
2011	107.000%	133.782%

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

June 8, 2012

Current year ending inventory at current year cost using FIFO RIM is then divided by the current-year cumulative inflator index to determine current-year ending inventory at base-year costs. This value is compared to the prior-year ending inventory at base-year costs to calculate the current year increment. The current year increment is then multiplied by the current year cumulative inflator index to calculate the current year LIFO increment, which is then added to the prior year ending inventory at LIFO to derive the current-year ending inventory at LIFO. This balance is then compared to the current year ending inventory at current year cost, primarily using FIFO RIM, to calculate the LIFO reserve amount. The example below illustrates this calculation.

Pool 1
Current Year Ending Inventory at Current Year Cost (FIFO RIM*)	$340,100,000
Current Year Cumulative Inflator Index	133.782%

Current Year Ending Inventory at Base Year Cost	254,219,551
Prior Year Ending Inventory at Base Year Cost	244,616,492

Current Year Increment at Base Year Cost	$9,603,059

Increment Calculation
Current Year Increment at Base Year Cost	$9,603,059
Current Year Cumulative Inflator Index	133.782%

Current Year LIFO Increment	12,847,164
Prior Year Ending Inventory At LIFO	314,208,843

Current Year Ending Inventory At LIFO	$327,056,007

LIFO Adjustment Calculation
Current Year Ending Inventory at Current Year Cost (FIFO RIM*)	$340,100,000
Current Year Ending Inventory At LIFO	327,056,007

LIFO Reserve	$(13,043,993)

*	primarily

The resulting LIFO reserve amount for our pools is combined to determine the required LIFO adjustment. We believe that our business model creates an integrated product relationship among all inventory items such that they are not significantly dissimilar and that combining our pools to determine the required LIFO adjustment most clearly reflects our periodic income as required by ASC 330-10-30-9.

Please explain to us in detail how FIFO costs are representative of market, especially in a deflationary environment where LIFO inventory cost would be higher than the FIFO inventory cost.

We consider our FIFO inventory costs to be representative of market for the following reasons:

•

Our information systems account for the value of most of our inventory using FIFO RIM. RIM is used by many retailers for approximating the cost basis of inventory, based on current market retail prices of inventory. Cost valuation is determined by multiplying the retail value of inventory by the cost-to-retail ratio to arrive at inventory at cost. Because RIM is based on the retail value of the ending inventory, it automatically generates a lower of cost or market value, as our markdowns to the retail price of inventory are taken on a timely basis.

•

We record any markdowns or losses for obsolescence or discontinued products at the item level on a timely basis, consistent with the guidance of ASC 330-10-35-7. Under RIM, when a markdown is taken, the full markdown for all on-hand inventory is recorded immediately at the time of the markdown.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

June 8, 2012

•	Our inventory generally turns over rapidly; the overall average turnover for U.S. inventory is approximately 12 times per year.

•

We do not experience a high degree of markdowns to the retail price of inventory or other losses for obsolete or discontinued products, due to our high turnover and our merchandising philosophy of “early in, early out” on seasonal merchandise.

Please clarify for us why you believe FIFO approximates market in a deflationary environment in the lower of cost or market test in your situation.

As described above FIFO RIM results in inventories being valued at the lower of FIFO cost or market. If the LIFO value for inventories is greater than its FIFO value, inventories are recorded at the FIFO value.

Based on the foregoing, we believe our computation of LIFO inventory and our policy for evaluating the lower of cost or market rule are reasonable and consistent with generally accepted accounting principles in the United States.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ Richard A. Galanti

Richard A. Galanti Executive Vice President and Chief Financial Officer

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